October 27, 2011

VIA EDGAR AND HAND DELIVERY

Jay Ingram, Esq.
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Ecolab, Inc.
Registration Statement on Form S-4 (File No. 333-176601)
Acceleration Request

Dear Mr. Ingram:

        Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, Ecolab, Inc. ("Ecolab") hereby respectfully requests that the above-referenced Registration Statement on Form S-4 be declared effective as of 12:00 p.m., Washington, D.C. time, on October 28, or as soon thereafter as is practicable.

        Ecolab hereby acknowledges that:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Ecolab from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  Ecolab may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Ecolab requests that it be notified of the effectiveness of the Registration Statement by telephone call to its counsel Craig A. Roeder at (312) 861-3730, followed by written confirmation to the addresses listed on the cover page of the Registration Statement on Form S-4.

Sincerely,
/s/ MICHAEL C. MCCORMICK, ESQ. Michael C. McCormick, Esq. Ecolab Inc. Corporate Compliance Officer, Associate General Counsel and Assistant Secretary
cc:
Craig A. Roeder, Esq. (via E-mail)
Baker & McKenzie LLP

Steve Landsman, Esq. (via E-mail)
Nalco Holding Company

Scott Barshay (via E-mail)
Cravath, Swaine & Moore